UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2022

Commission File No.: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 3680 – 1 PLACE VILLE-MARIE, MONTREAL, QUEBEC, CANADA H3B 3P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Dated: December 21, 2022	By:	/s/ Dustin S. Isaacs
Name: Dustin S. Isaacs Title: Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Material Change Report, dated December 21, 2022

99.2	Notice of Change in Corporate Structure, dated December 21, 2022